Exhibit 99.1

August 9, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Participation in Capital Raising by the Company’s Fully-Consolidated Subsidiary, Equity One, Inc.

The Company is pleased to report that on August 8, 2012, Equity One, Inc. (“EQY”), a company whose financial results are fully consolidated by the Company and whose shares are publicly traded on the New York Stock Exchange, undertook a public issuance of 3.1 million shares of common stock in the United States at a price of $21.20 per share. EQY provided its underwriter a 30-day option to purchase up to an additional 465,000 shares of common stock.

Simultaneously with the public offering, a private company controlled by the Company purchased 500,000 common shares from EQY in a private offering (representing 0.43% of the issued and outstanding shares of EQY and 0.39% of EQY’s voting rights), at the same price as the shares offered in the public offering for a total consideration of $10.6 million.

As a result of the purchase of the EQY shares (on the assumption that EQY will sell the full aforementioned amount other than the over-allotment option), the Company along with the private companies that it fully controls will hold 45.72% (39.78% on a fully diluted basis) of the share capital of EQY and 41.26% of its voting rights.

We attach below copies of the press releases issued by EQY, as published in the United States on August 8, 2012 and August 9, 2012. An additional immediate report will be published at the closing.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179 305-947-1664	For additional information: Mark Langer, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Announces Offering of 4.1 Million Shares of Common Stock

North Miami Beach, FL, August 8, 2012 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today that it will issue and sell 3.1 million shares of its common stock in a public offering. An additional 1.0 million shares of its outstanding common stock will be sold in the offering by AH Investments US, LP, a stockholder of the Company. The Company and the selling stockholder will grant the underwriter a 30-day option to purchase up to an additional 465,000 shares of common stock and 150,000 shares of common stock, respectively.

The Company intends to use its net proceeds to reduce the outstanding balance under its unsecured revolving credit facility and for other corporate purposes, including pending and future acquisitions and to fund development and redevelopment activities. The Company will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder.

Barclays is acting as the sole underwriter of the offering.

In addition, MGN (USA), Inc., an entity affiliated with Equity One’s largest stockholder, Gazit-Globe, Ltd., has agreed to purchase directly from the Company an additional 500,000 shares of common stock in a private placement transaction to be consummated simultaneously with and subject to the closing of the public offering.

All shares of common stock, other than the shares of common stock issued in the private placement transaction, will be offered under the Company’s existing shelf registration statement filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. A copy of the prospectus supplement and prospectus related to these securities may be obtained, when available, from Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling toll free at (888) 603-5847, or by emailing Barclaysprospectus@broadridge.com.

ABOUT EQUITY ONE, INC.

As of June 30, 2012, Equity One’s consolidated property portfolio comprised 165 properties consisting of approximately 16.8 million square feet of gross leasable area, including 142 shopping centers, 11 development or redevelopment properties, five non-retail properties and seven land parcels.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements in this press release include, among others, statements about the terms and size of the offering and the private placement transaction and the use of proceeds from the offering. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility of the capital markets; changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179 305-947-1664	For additional information: Mark Langer, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Announces Pricing of Common Stock Offering

North Miami Beach, FL, August 9, 2012 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today the pricing of its underwritten public offering of 4.1 million shares of its common stock on August 8, 2012, at a price to the public of $21.20 per share. The Company is offering 3.1 million shares of its common stock and 1 million shares are being offered by AH Investments US, LP, a stockholder of the Company. Equity One will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder in the offering. The Company and the selling stockholder granted the underwriter a 30-day option to purchase up to an additional 465,000 shares of common stock and 150,000 shares of common stock, respectively. The offering was made pursuant to the Company’s effective shelf registration statement and settlement is expected to occur on or about August 14, 2012. The Company intends to use its net proceeds to reduce the outstanding balance under its unsecured revolving credit facility and for other corporate purposes, including pending and future acquisitions and to fund development and redevelopment activities.

In addition, MGN (USA), Inc., an entity affiliated with Equity One’s largest stockholder, Gazit-Globe, Ltd., has agreed to purchase directly from the Company an additional 500,000 shares of common stock in a private placement transaction to be consummated simultaneously with and subject to the closing of the public offering at a price per share equal to the public offering price.

Barclays is acting as the sole underwriter of the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. The offering may be made only by means of a prospectus and related prospectus supplement. A final prospectus supplement and accompanying base prospectus related to the offering will be filed with the Securities and Exchange Commission. A copy of the prospectus supplement and prospectus relating to these securities may be obtained, when available, from Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling toll free at (888) 603-5847, or by emailing Barclaysprospectus@broadridge.com.

ABOUT EQUITY ONE, INC.

As of June 30, 2012, Equity One’s consolidated property portfolio comprised 165 properties consisting of approximately 16.8 million square feet of gross leasable area, including 142 shopping centers, 11 development or redevelopment properties, five non-retail properties and seven land parcels.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements in this press release include, among others, statements about the terms and size of the offering and the private placement transaction and the use of proceeds from the offering. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility of the capital markets; changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.